SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated October 19, 2023.

City of Buenos Aires, October 19, 2023

To the

COMISIÓN NACIONAL DE VALORES

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipú 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

C1041AAE City of Buenos Aires

Re.: Relevant Information – New York District Court Proceeding

Dear Sirs:

The purpose of this letter is to comply with the requirements set forth in article 2, Chapter I, Title XII of the Comisión Nacional de Valores Rules (T.O. 2013, as amended and complemented) and the corresponding ByMA and MAE Regulations.

As previously disclosed on September 16, 2023 with respect to the judicial proceedings initiated by Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) and Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park,” and together with Petersen, “Plaintiffs”), in a final judgment issued on September 15, 2023 (“Final Judgment”), the United States District Court for the Southern District of New York (the “District Court”) ordered, adjudged and decreed that all of Plaintiffs’ claims against YPF S.A.’s (“YPF”) were dismissed, decreeing that YPF has no contractual liability and owes no damages for breach of contract to Plaintiffs.

On October 18, 2023, Plaintiffs appealed the District Court’s Final Judgment as to YPF and those orders that, for purposes of appeal, merge into the designated Final Judgment. In this context, YPF will continue to defend itself in accordance with the applicable legal procedures and available defenses.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 19, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer